Bodhi Tree Biotechnology Inc.

4125 Blackhawk Plaza Circle, Suite 172

Danville, CA 94506

February 27, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Bodhi Tree Biotechnology Inc.
Registration Statement on Form S-1
File No. 333-284678

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bodhi Tree Biotechnology Inc., hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, on Monday, March 3, 2025, or as soon as practicable thereafter.

Very truly yours,

Bodhi Tree Biotechnology Inc.

By:	/s/ Xiaohang Wang
Xiaohang Wang
Chief Executive Officer